                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)/1/

                           Crescent Banking Company
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                                (Name of Issuer)

                          Common Stock, $1 par value
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                         (Title of Class of Securities)

                                      N/A
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                                 (CUSIP Number)

    Michael W. Lowe, 1050 Highway 515 South, Jasper, GA 30143, 706-692-3434
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 (Name, address and telephone number of person authorized to receive notice and communications)

                               January 12, 1998
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            (Date of event which requires filing of this statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


________________________

  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D



CUSIP No. _____________                                                                 Page 2 of 5 Pages
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
1                        NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Michael W. Lowe
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2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                              (b) [ ]
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3                        SEC USE ONLY

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4                        SOURCE OF FUNDS*

                         PF
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5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]
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6                        CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States
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                              7  SOLE VOTING POWER

       NUMBER OF                 54,650
                       --------------------------------------------------------------------------------------------
        SHARES                8  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  15,700
                       --------------------------------------------------------------------------------------------
         EACH                 9  SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                   54,650
                       --------------------------------------------------------------------------------------------
         WITH                10  SHARED DISPOSITIVE POWER

                                 15,700
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11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         70,350
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12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                         [ ]
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13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.96%
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14                       TYPE OF REPORTING PERSON*

                         IN
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
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Company.
         --------------------

  This statement relates to shares of the common stock, par value $1 per share (the "Common Stock"), of Crescent Banking Company (the "Company"). The
      ------------                                      -------
Company's principal offices are located at 251 Highway 515, Jasper, Georgia 30143 and the Company's telephone number is (706) 692-2424.


Item 2.  Identity and Background.
         -----------------------

  Mr. Lowe founded Jasper Jeep Sales, Inc., an automobile dealership located at 1050 Highway 515, Jasper, Georgia 30143, in 1976 and has served as its chief Executive Officer since. Mr. Lowe has been a director of the Company since its organization in November 1991 and of the Company's wholly-owned banking subsidiary, Crescent Bank & Trust Company (the "Bank") since August 1989. Mr.
                                                ----
Lowe presently resides at Fox Run Lane, Jasper, Georgia 30143 and is a citizen of the United States of America.

  During the last five years, Mr. Lowe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

  Mr. Lowe intends to utilize personal funds to purchase additional shares of the Company's Common Stock.


Item 4.  Purpose of Transaction.
         ----------------------

  The Company has filed a registration statement with the Securities and Exchange Commission (the "Commission") with respect to a public offering (the
                          ----------
"Offering") of approximately 135,000 shares of its Common Stock to existing
---------
shareholders of the Company. The actual number of shares of the Company's Common Stock that will be issued and the actual offering price of such shares has not yet been established by the Company's Board of Directors and may be changed in the discretion of the Company's Board of Directors. The Offering will be extended to existing shareholders of the Company on a pro rata basis for a period of time (the "Initial Offering Period"). Upon the expiration of the
                       -----------------------
Initial Offering Period, the remaining shares will be made available for purchase to the directors and officers of Crescent, irrespective of such persons' ownership of Crescent Stock.

  During the Initial Offering Period, Mr. Lowe intends to purchase all of the shares of Company Common Stock to which he is entitled on a pro rata basis, and Mr. Lowe has expressed his intent to purchase up to all of the shares of Company Common Stock available after the Initial Offering Period. In connection with the Offering, Mr. Lowe estimates that he may purchase approximately 35,000 additional shares of the Company's Common Stock, resulting in Mr. Lowe becoming the beneficial owner of approximately 105,350 shares of the Company's Common Stock, or approximately 12.52% of the 841,354 shares of Company Common Stock that are anticipated to be issued and outstanding after the Offering.

  The actual number of shares of Company Common Stock that Mr. Lowe will purchase in the Offering is dependent upon the number of shares actually offered in the Offering and the level of participation from the other existing shareholders of the Company, and, therefore, may be different from the foregoing estimates. Any purchase of shares of Company Common Stock that would cause Mr. Lowe's ownership of Company Common Stock to exceed 10% of the total outstanding shares is subject to prior approval of the applicable regulatory authorities under the Change in Bank Control Act. Mr. Lowe has filed a Change in Control Notice with the Federal Reserve Bank of Atlanta (the "Federal Reserve") as of
                                                      ---------------
January 12, 1998 covering all shares of stock beneficially owned or to be acquired, whether in the Offering or otherwise, by Mr. Lowe in an amount up to 24.99% of all outstanding shares of the Company's Common Stock. Such filing is permitted under the rules of the Federal Reserve and is intended to permit Mr. Lowe the flexibility to acquire additional shares of Company Common Stock from time to time without further expenses and delays of filing multiple notices with the applicable regulatory authorities under the Change in Bank Control Act.

  Mr. Lowe presently intends to acquire additional shares in the Offering for investment purposes.

Item 5.  Interest in Securities of the Company.
         -------------------------------------

  Under the Commission's rules and regulations, Mr. Lowe, as of the date of this filing, may be deemed to be the beneficial owner of a total of 70,350 shares of the Company's Common Stock, representing approximately 9.96% of the issued and outstanding shares of the Company. With respect to 53,050 of such shares, Mr. Lowe has the sole power of voting and disposition. Mr. Lowe has sole ownership of an additional 1,600 shares that are the subject of director options owned by Mr. Lowe. The remaining 15,700 shares are held by Mr. Lowe's wife and children with whom Mr. Lowe shares the power to vote or dispose of such shares.

  Mr. Lowe has engaged in no transactions relating to the Company's Common Stock within the 60 day period preceding the date of filing of this Statement.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

  Except as described in this Statement, Mr. Lowe disclaims any contract, arrangement, understanding or relationship with any other person with respect to shares of Company Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

  None.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 12, 1998
---------------------------------
Date


/s/ Michael W. Lowe
---------------------------------
Signature


Michael W. Lowe
---------------------------------
Name

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